UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*



                           First Albany Companies Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                   318465-10-1
                                 (CUSIP Number)

Check the following box if a fee is being paid with this Statement X. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.   318465-10-1        13G



1.    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
      First Albany Companies Inc. Stock Bonus Plan


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
--------------------------------------------------------------------------------
                                                    (a) [_]
                                                    (b) [_]


3.    SEC USE ONLY
--------------------------------------------------------------------------------



4.    CITIZENSHIP OR PLACE OF ORGANIZATION
--------------------------------------------------------------------------------

      New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5.   SOLE VOTING POWER
--------------------------------------------------------------------------------

              0


         6.   SHARED VOTING POWER
--------------------------------------------------------------------------------

              0


         7.   SOLE DISPOSITIVE POWER
--------------------------------------------------------------------------------

              0


         8.   SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------

              0


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------

      1,032,765


10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
--------------------------------------------------------------------------------

      22.796


12.   TYPE OF REPORTING PERSON*
--------------------------------------------------------------------------------

      EP



              *SEE INSTRUCTION BEFORE FILLING OUT!




Item 1 (a)     Name of Issuer:

               The Schedule 13G relates to First Albany Companies Inc. (the "Company").

Item 1 (b)     Address of Issuer's Principal Executive Offices:

               The Company maintains its principal executive offices at 41 State Street, Albany, New York 12201-0052.

Item 2 (a)     Name of Person Filing:

               The Schedule 13G is filed by the First Albany Companies Inc. Stock Bonus Plan (the "Plan").

Item 2 (b)     Address of Principal Business Office or, if none, Residence:

               The principal business office of the Plan is 41 State Street, Albany, New York 12201-0052.

Item 2 (c)     Citizenship:

               New York.

Item 2 (d)     Title of Class of Securities:

               The Schedule 13G relates to shares of Common Stock, par value $.01, of the Company.

Item 2 (e)     CUSIP Number:

               318465-10-1

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974.

Item 4         Ownership:

               (a)  Amount Beneficially Owned:

                    See Item 9 on Page 2 of the Cover Page.

               (b)  Percent of Class

                    See Item 11 on Page 2 of the Cover page.

               (c)  Number of shares as to which such person has:
               (i)     sole power to vote or to direct the vote:

                       See Item 5 on Page 2 of the cover Page.
                       Each participant is entitled to direct the Trustee as to the manner in which the shares of Common Stock of the Company held in the participant's account are to be voted. If a participant does not direct the Trustee with respect to the exercise of voting rights attributable to shares of Common Stock of the Company held in the participant's account, the Trustee shall not exercise any voting rights with respect to such shares.


               (ii)    shared power to vote or to direct the vote:

                       See Item 6 on Page 2 of the Cover Page.

               (iii)   sole power to dispose or to direct the disposition of:

                       See Item 7 on Page 2 of the Cover Page.

               (iv)    shared power to dispose or to direct the disposition of:

                       See Item 8 on Page 2 of the Cover Page.
                       Pursuant to the First Albany Companies Inc. Stock Bonus Plan Trust Agreement, the Trustee, as directed by an Administrative Committee appointed by the Board of Directors of the Company, may dispose of any assets of the Trust Fund.


Item 5         Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6         Ownership of More than five Percent on Behalf of Another Person.

               Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8         Identification and Classification of Members of the Group.

               Not applicable.

Item 9         Notice of Dissolution of Group.

               Not applicable.

Item 10        Certification.

               Not applicable.


Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 1996

                             FIRST ALBANY COMPANIES INC. STOCK BONUS PLAN

                              /s/ Michael R. Lindburg
                              _______________________
                              Michael R. Lindburg for the
                              Administrative Committee